Speakeasy_Podcast_AUDIO.mp3 (50m 30s)
4 speakers (VIDEO, Mike, Mahbod, David)


[0:00:09] VIDEO: Speak Easy is an incredible immersive experience where you're transported back in time, back in the 1920s. What we've done is we've created a fully realized club that would have existed in San Francisco in 1923. You're free to explore as you would in life. It's like a choose your own adventure, you can go into any of these rooms. You can have a drink at the bar, you can actually gamble or you can sit in the cabaret and watch the show. We ran the show in 2014. We did a five month run and we had incredible success. We had 75 performances, we completely sold out across the board. We actually got to the point, which is so exciting, we were sold out up to 10 months in advance. We spent about $250000 of what we had investors for. Not only did we make all the money back but we also gave all our investors 56% return which we were very excited to do. Everything about this production is scaled up from the first production. We've gone from a little over 3000 square feet to just under 10000 square feet. We have a permanent home, we have a long term lease. We're putting two million dollars into the venue. It's everywhere from the wall paper to the carpet to the tile in the bathroom floor. We want to create a very period authentic space that people can get lost in. It's like stepping back in time to another world. I think there's something about people telling you how you should live your life and the rejection of that. The rejection of saying, "No you don't tell me how I live my life, I'm going to choose to live my life the way I want to." The show that we've been working on and creating has really taken that spirit and that idea and for me the show is about enjoying the time that you have while you have it, enjoying the people that you're with. At the very least and dance a little bit. Listen to some good music and enjoy this moment that we call life.

[0:02:13] Mike: Hi and welcome to the fourth installment of Wefunders founder podcast. Today we have David Glock from the Speak Easy which is an immersive theater experience here in San Francisco. As usual I'm your moderator Mike Norman and we also have your co-host Mahbod Mohudan, say hi Mahbod.

[0:02:31] Mahbod: Hey, how is going guys?

[0:02:33] Mike: Co-founder of Rap Genius and Everipedia. Feel free to ask questions in the chat as we go through and we'll make sure that David has some time to answer them. David why don't we start out with just telling folks what exactly the Speak Easy is.

[0:02:48] David: It's an immersive theater experience. What that means is it's theater that's performance. Immersive means there's no separation between audience and the performers. In any immersive theater experience the producers construct an immersive theater environment and it could be anything. It could be a haunted house, it could be a space station on mars, it could be anything. In our case it's a replica 1923 Speak Easy in San Francisco and we've gone to great lengths to recreate period detail and make it as authentic as possible. We have this Speak Easy which has a bar, it has a background casino, it has a cabaret where there's a show going on with magician and ventriloquist dancing girls and an opera singer and all the kind of actually you would see in 1923. There's an Abbot and Costello comedy duo, that's going on. Then there're other rooms in the environment as well. There's the boss's office and the boss is like a bad guy you don't want to mess with him and then there's the course girl dressing room and the course girl's dressing room has a one way mirror. The audience can stand on the other side of the mirror and they can see all the goings on in the girls' dressing and they lit up their rivalries and their loves and their secrets are all told inside the girls' dressing room. The entire space is populated with our actors. We've 35 actors. Some of them play the patrons of the Speak Easy, World War I veterans, bootleggers and con-men, nice old couple from the farm country and just the usual assortment of people you would find in 1923. About half the cast embody people who work at the Speak Easy. The MC in cabaret, the boss, the boss's wife, the bouncers and bar attenders and craps dealers in the casino and over the course of the evening this cast, the 35 they play out their story lines, they play out their life. It's a slice of life in 1923 and many things happen. The audience is there intermingled with them and the audience dresses appropriately, vintage or at least cocktail attire and they are free to go through the space following characters, following scenes, exploring and experiencing everything that the performance has to offer. It's about three and a quarter long and there're surprises around every corner. There's opportunities for audience involvement although you don't have to if you don't want to. It's pretty much unlike anything that you'll have experienced in any theater in the world. We're excited to be launching it. We did a proof of concept production in 2014, we ran it for 75 performances it was sold out every night, we learned a lot from that and we've brought it back bigger and better and it's going to be opening next month in the North San Francisco.

[0:05:40] Mike: I'm really excited to go myself, I think I'd mentioned this to you before but I took my co-founder to the first installment of the Speak Easy for his birthday and it was one of the more ... The best entertainment experiences I've had over my entire life. It has made that much of an impact on me. I couldn't be more excited that you guys Wefunder. Let's dial the clock back a little bit, how did you get into theater in the first place.

[0:06:02] David: I was just like your average theater geek in high school and college. There're lots of us roaming the earth these days, you probably knew some when you were back in school, maybe you were one and I was one. I'm just one of the few who stuck with it and it was sort of straight line from college productions to what I'm doing now 20 years later. My first acting experience in college I played a horse in the play Equis, I don't know if you know that play but it's a fantastic play from I think the 70s, Peter Shaffer. A bunch of the actors played horses. It almost sounds like it was ... now that I'm hearing myself hear it, it echoes what I was just talking about the Speak Easy where the actors play the characters in the Speak Easy environment. In Equis the actors play horses, it takes place among horse lovers and people who are involved in horses in England. I was a college athlete and there was a sign in the locker room that said, wanted, actors ... No, "Male actors and dancers for non-speaking role in the play Equis." For whatever reason this sort of caught my eye and I was like, "Let me go and check it out." It turned out to be that sort of life changing experience. I loved being a horse and then I got into theater as a performer and a play write and then eventually a producer and I've been a professional theater producer for my entire adult life.

[0:07:31] Mike: What is it that draws you to the theater? Why did you choose this as your life's work in a sense?

[0:07:36] David: I think like many theater geeks there's a thrill of performance and there's a thrill of being on stage. Some people are just drawn in that direction and I certainly was. The other thing that draws a lot of us is there is a sense of community and intimacy with your fellow cast members. There's some very satisfying relations that are formed very quickly. That was really compelling to me and then later I began to intellectualize it as theater is a really important part of our social fabric and it's one of the tools by which social change can happen. It builds empathy and it puts audiences in the shoes of other people. Certainly as a fired up young 20 year old guy I saw a lot of things that needed to change in the world and I thought there's a place for a lobbying and grassroots political action and there's a place for art and theater. I chose to make my contributions through the performing arts.

[0:08:37] Mike: You've wound up getting interested in the business side as well as the performance side, what sparked that transition and took you to where you are today?

[0:08:46] David: I think you have to be honest with yourself at a certain point when you may love acting but you may not be the greatest actor in the world and it may not be a professional route for you. I also love play writing and I had to look at the things I wrote and be honest about it and say that, "Maybe my gifts lie elsewhere." I stumbled into producing because I was in love with a woman who was a director who couldn't get any jobs director and I said, "Well, darn it I'll produce a play and you can direct it. We'll get you started, we'll do it ourselves." I just threw myself into it. I found it that that really is where my talents were leading me and I did a few independent productions here in San Francisco as a producer in the early 90s and then I decided I wanted to get real serious about it and I decided I would go to business school and seek an MBA. At that time and probably since a lot of people were telling me the arts are always in trouble because no one in the arts knows how to run a business and that's why they're always asking for a handout and they're always begging for donations. It's why actors are always underpaid and the whole thing doesn't work because no one takes it seriously like a business. I thought well let me go and get those tools, let me get those MBA tools and see if I can bring them back to the theater industry and see if what they are telling me is true or if there's another way if we can develop new producing models or at least strengthen the organizations that are doing great work all around the country.

[0:10:28] Mike: Can you tell us a little bit about kind of the industry of theater? How does production make money? Do most of them not make money and what's the difference there? It's helpful to understand how that all works.

[0:10:39] David: There's a big diving line between commercial theater enterprises and non-profit. Most of the theater companies and most of the theater workers, theater artists are in the non-profit sector here. Not just here but throughout the country and throughout the world. In that sector really the artistic impulse is prioritized over the financial impulse which is a very good thing because there're ... Anyone who goes to theater will tell you there's an incredible amount of very important, meaningful, exciting, engaging, valuable theater that comes out of the non-profit sector. It probably attracts most of the audience members in this country go to non-profit theater. As a result it has to be subsidized by grants and garment contributions.

[0:11:43] Mike: On the commercial side specifically like Speak Easy which actually intends to make money has in the past, what is that industry makeup look like?

[0:11:52] David: There're a couple of large commercial theater centers like New York and London and even some in Chicago. In San Francisco there's very little commercial theater. We have the SHN organization which brings in 20 Broadway shows and we have a couple of independent commercial producers who do often solo shows like a Carey Fisher solo play or something like that. There's not a huge commercial theater industry here and it doesn't draw most of the audience. Notably we also have Beach Blanket Babylon which has been running for 40 years and when we chose a theater location for the Speak Easy we were lucky to find a spot that's two blocks away from Beach Blanket Babylon because we aspire to be mentioned in the same sentence with them at some point in the not too distant future. The theater projects that can draw substantial numbers of audiences and really earn a lot of money are rather few and far between and that's really why there's not a more robust commercial theater industry here in San Francisco.

[0:13:01] Mike: We actually have a question from one of our listeners which is, what have you learned in the theater business that you think is unique to being in theater and how do you think that's applicable kind of outside of the theater industry specifically?

[0:13:15] David: That's a pretty broad question. Mike can you help me narrow it down?

[0:13:21] Mike: Yeah, specific skills that you need in order to be successful in the theater business and how you see other inform other things or problems that you might run into life.

[0:13:29] David: Well with the Speak Easy project what we've really found is that our lives are more like startup founders and entrepreneurs than theater producers and for this project it's been the same set of skills that you would typically look for in a successful entrepreneur which is relentlessly creative problem solving and the tenacity to overcome every obstacle that the world throws at you.

[0:13:58] Mike: Now there must be something on the creative side. A big part of the theater component there's hiring good talent and having actual creative genius to be able to create something which is as exciting as the Speak Easy. You guys really stand out. I meant what I said that was one of the most entertaining experiences of my life and so there's got to be some special sauce in pulling something together that can be that type of a complete final product.

[0:14:20] David: Yeah well I can tell you is in our scenario and maybe we can extrapolate it into what lessons can be learned but the creative director of this projects is a gentleman named Nick Alovero and this entire project and all the delights that it offers have sort of sprung from his imagination. You need an incredibly imaginative product developer, product team, product genius, product visionary really is what it is. In my career as a producer I've worked with many directors, artistic directors and creative leaders in theater and a vision needs a creative visionary who can bring something forth that the world has never seen before. It's that partnership. I don't know. I think that in the history our entrepreneurship that partnership has been seen and played out over and over again. Some of the biggest Silicon Valley companies and in many other examples. Maybe that's one of the take ways is that partnership of two or more people who have the complementary skills that can really attack a problem or attack an industry.

[0:15:33] Mike: Mahbod I know you had some questions, why don't you jump in here.

[0:15:38] Mahbod: David it's very good to meet you but I feel like I already know you because I just made you Wiki.

[0:15:44] David: All right thank you.

[0:15:46] Mahbod: One thing that was surprising is that I wasn't able to find your Facebook, your Twitter or anything it seems like you have a pretty small internet footprint. I was going to ask about that and then just more generally Wefunders is a pretty high tech thing for someone who doesn't really have a tech background what is it that draws you to the world of tech using tech fundraising tools. I saw you this weeks in startups and stuff. What would you say is your relationship with tech?

[0:16:17] David: You're right, I do have a really small social media presence I'm sort of a social media skeptic. Maybe it's because I'm a few years older than some of the other people in the room here or just maybe it just never caught on for me. Maybe I'm too much of an analogue guy. The performing arts is such an analogue type of business and that's really what's in my heart. I have to say that the experience of putting together this project has made me a little bit of a startup junkie honestly. Now the thoughts that go through my mind in idle moment are like, "What company can I start next and what's the next big idea that we can put forward to the world." I have been swept by the startup culture maybe it's because we're here in San Francisco or maybe it's the time that we live in and I think regardless of my own personal social media profile and my internet footprint it's really exciting territory to be engaged with. The people who you meet and the conversations you have and the ideas that are getting batted around are really compelling. I'll tell you my next startup is going to immersive reality ... it's going to be VR immersive cinema project based on the Speak Easy. Then I have a couple of other ideas in the pipeline about how to put other fantastic performing arts experiences on the goggles. I guess I'm not afraid of technology, I think it's one of the tools that we use to get our ideas out there into the world.

[0:17:47] Mike: We spoke about your background in theater in general and you mentioned nick a moment ago but why don't you just tell us about how the Speak Easy concept together, why you chose this specific genre to work on. I think this is a fascinating story.

[0:18:01] David: Nick and I go back aways. I gave him his first job in San Francisco although he will deny it for some reason. When I was working at the magic theater as the managing director there and he was fresh out of college and needed a job in the box office while he started his theater company Boxcar theater. We stayed in touch on and off over the years but I never went to see his work not even once for the first 10 years that he was making plays here in San Francisco. My wife's a theater professor and she took her class to see his production little shop of horrors at Boxcar theater on Natoma Street in the southern market area here. She came back and said, "My God, this was a fantastic play." I said, "Little shop of horrors the one that Boxcar theater did?" She said, "Yeah that's the one." I said, "The one that Nick Alevero directed?" she said, "Yeah, that's the one." I said, "Nick's a good director?" She said, "Nick's a great director you got to go see it." The next thing that he did was Head wig and the angry inch and he asked me to come to see it and I said, "Yes I want to go see what he's doing." It absolutely blew me away. He did a production this rock musical that reinvented it and made it accessible and fun and it was just one of the best things I've ever seen. On that night we sealed the deal with a handshake that we would bring Head wig back and produce it for as long as it would go and we ran it for 147 performances. A lot of people in San Francisco saw. We meet people all the time who saw the production and say it was a seminal experience in their lives and they got the tattoo to proof that there's a Head wig tattoo. I just met someone about a week ago who got the Head wig tattoo after seeing our production in 2013.

[0:19:45] Mike: I have a great question about another listener the first run which was, do you think the fact that it was a limited time only production played into its success? If so how do you see yourself overcoming that novelty factor as you try to build a show which extends for years and years?

[0:20:02] David: There absolutely is, this closing pressure is very real phenomenon in investment offering as well as in theatre offering. We nurse it along by never really telling people how long the play would run for and so there was always a fear of missing out. If you didn't get your tickets now it could be gone next month. Honestly we didn't actually really know. You never really know what this things how long they are going to run. The run as long as the audience keeps buying tickets. The current preposition is a bit different where open in our goal that we want this product to run for years. We have a 10 years lease on the space with three five year option after that. At a minimum we'd like to see the project run for five to ten years and maybe longer than that. We are going some different territory in terms of sustaining demand. I think ultimately it's going to require a mixture of local audience members as well as visitors trust. There's some balance to be found there in making an event that's attractive to both locals and visitors. Some locals don't want to go with the trust goers, if something gets branded as a tourist attraction you're almost dead locally. There some tricky territory to be navigated in there. I think that the format of the play and the way it encourages repeat business. The way I really hope the visitor thing is going to work out is that someone like you Mike who comes and sees the show and maybe sees it once or twice in the first year and is excited about it and then you have a friend come to town and say "What do you want to do?" "Man we got this thing in San Francisco it will blow your mind, it's nowhere else in the world you got to come and see it. I'm going to go too I haven't seen it for like nine months and it's different every time I see it anyway so let's get tickets and go together." I think that's going to be a real driver of long term sustainability and the way we bring in visitors and locals together.

[0:21:59] Mike: How do you plan update the script?

[0:22:01] David: That is not an easy thing to do, it's very intricately woven script document over and over again characters walk out of one scene and they walk right into another scene and the timing has to be impeccable. It's not very easy to pull it apart and put it back together. To do a major reworking of the script we probably be a million dollar preposition. We would probably need to raise capital or we would need to develop reserves to do that and it would take many months. One thing we can do for example is maybe five years from now we decide we want to update everyone's story and moved in five years into the future. That would be a project on that magnitude that we would need like AB casting. The A cast is on the stage doing the show and there's a B cast everyday in the day rehearsing the new show and then we would need to put it in. It's not easy to do small updates. There's a few places where you can do it in the cabaret there these seven and a half minute acts you can put in something new in. In terms of changing character or introducing new characters, new story lines, it's a big project. I think, you asked the question on the hills the sustainability question so yeah I do think that as far as the long term sustainability of the show is to refresh it. It's going to be a big deal to do that and will do it when the moment is right. Maybe five years in something like that.

[0:23:34] Mahbod: David what's really interesting about this is that you're doing this local artistic thing but now you got the big business plan for all of this is going to become huge and that's that you are going to make this scale. I'm like scaling is the hardest part. The story is about the way that they put together like a scaling kit that they would send to every city and they will be able to recreate the structure that they had now set in every city and testing too. I was wondering what you think are the benefits and drawbacks of having as your city for the Speak Easy?

[0:24:18] David: We do want to scale and it's certainly baked into our business plan, it's baked into our consciousness. Right now we are about a month away a little bit away from opening the show and right now we are so in the weeds as you are before a big launch in ant start up business. We are selling the weeds that it's almost hard to even think about doing this again in any other place. I think that a few months after we open and the panic have subsided a little bit we are going to look at the question more closely. The goal is to have it running not in every city in the world because you have to maintain the uniqueness and the specialness. To have it running probably in the three or four five biggest English language theatre cities in the world which are New York, London, Chicago, Toronto to name the top four. Where we go first is really going to be a matter of real estate. We were in London in the floor talking to produce there and talking about the real estate challenges there. We have a producing partner in Toronto who is looking for building and spaces for us there. Probably where we go first will be wherever we think we can solve the real estate problem first. The question of scalability, so I'm not, I actually don't know I don't know what kind of benefits are going to be realized by scale. Whether the approach becomes more efficient or the company's earnings go up. Whether it's going to be the same handmade process of getting it open and the same very intensive process and maintaining it over time. In other cities. My background in part is I was with the Broadway Musical of Chicago, I was with the London the west end edition of the Broadway Musical Chicago. I was in a company that was running multiple production in multiple cities around the world. We had Broadway we had the Western we had a US Touring Company, we had a UK Touring Company. We also usually had anywhere between two to four international licensed companies in South Africa or in Tokyo. Chicago is being played all over the world every night in multiple venues. I saw some of the efficiencies and some of the benefits of doing that from inside that company but it's also, it may not scale us easily as some of these digital offerings, you still need an enormous team on the ground and in each location and there are lots and lots of local problems that needs to be solved by local experts.

[0:26:58] Mike: Starting off in San Francisco is distinct from saw New York. It has its advantages and disadvantages, how do you think about that in terms of the Speak Easy?

[0:27:09] David: I think that its lower risk to start here for us, I think that San Francisco is really receptive to this sort of thing. I think that the theatre game in New York is everyone is much more skeptical and it's very hard for outsiders to crack in. On the other hand I think the disadvantage in terms of scalability because once you have the of New York you can invade any city in the world with that credibility. I think the path to New York is actually through London. This is my personal opinion that the New York theatre industry will turn a blind eye the stuff coming from the West Coast but they'll salivate or anything that's coming from London. I think a pathway for us maybe San Francisco, Chicago, London and then New York. Of course once you've made in New York you can make it anywhere.

[0:28:02] Mike: That's a good segway to talking about other massive theatre experiences, you have to Seek No More in New York think there's few others around the county. What have you learned from them and then what's really unique about the Speak Easy compared to those other productions?

[0:28:17] David: Sleep No More is that 800 pound gorilla in our category. Our category is a big category has sub categories and in some way Sleep No More is very different from the speak easy. There's other things playing in New York and there's something called Grand Paradise Hotel New York. In that production the immersive theater environment is at swinger's hotel in 1970s Miami. You can imagine the kind of shenanigans that go on there. There's a play, the first immersive theatre experience on Broadway has been announced which is a piece called Natasha Pierre & the great comet of 1812. They don't have a theatre and they don't have a date to open yet but they are going to convert a regular Broadway house into an immersive theatre environment. They are going to deck over the stage and make one large place where audience and actors inter mingle. When we were in London, Nick and I were in London in October we saw five immersive things there's a glut of experiences there. There's one where you just get over your headphones your iPad or your iPhones and you chase around actors around Trafalgar square and the West End and you hear all the dialogue over your headphones and they mime the words to each other. That was pretty unique and fine. There's another thing in London called Secret Cinema and they do immersive theatre environments around great movies. Their first big break through was they did Back To The Feature and so they recreated the town and all the shops and all the characters and so when you got to see this you dress up as a character who's going to the prom in this town and back to the future and there's the DeLorean and there's the lightning bolt and the whole thing at the climactic moment then they show the movie. When we were there in October Secret Cinema was doing the which was incredible. They did this enormous environment that had ... You started by taking a transport ... Imperial transport ship to Tatowin was this enormous building filled with sand that had Luke's uncle's hut and you had to talk to the jawas and everyone while storm troopers came through and Han and Chewie went through and you had a little bit of a mission you had to do to gain off world transit. Eventually at the end of this experience they showed The Empire Strikes Back. Three giant movie screens and they acted out some of the scenes live as they were playing on the screen. Lots of great stuff, lots of different genres, the thing about Sleep No More the thing that really sets us apart from Sleep No More is that when you come to the speak easy we ask you to go back in time and step into our world. You become a person at a speak easy in 1923. You go to the bar, you buy a drink, it's a real drink you really drink it. You go to the casino you really play crafts blackjack and roulette. It's for amusement only there's no payouts but you are really doing that thing. In Sleep No More you're behind a mask the entire time and you're an observer, you're sort of ghostly present. You're not in the world, you can't really figure out what the world is. It's a haunted hotel, the time flame is a bit unclear but regardless you are distinct from it, you are very, very separate. We think that the world immersive implies putting you in the world and I'm not going to knock Sleep No More but it's a great experience it really, really fun and everyone should go and see it. It's not immersive the way that coming to the speak easy is immersive.

[0:32:08] Mike: Why do you think this immersive theory is taking off now. Why has this become time that's its more engaging. I know for me at least the idea of being able to be interacting with the environment feeling part of the experience rather than just passively watching something on the screen or on the stage in front of me is much more exiting type of things. Do you think there's something about the way that we've grown accustom to having these types of immersive experiences in our life all the time ,makes it much more of an expectation for things that we-

[0:32:41] David: I think there's sort of a generational shift that this is a reflection of. The participatory world that we live in and this on demand world that we live in I think is reflected in this trend. What we try to do is we try to forge a great night out, a night that can go against any other night that you might be considering. We talked about personal choices and you have of choices so coming to speak easy has got to be as good or better than going to a great restaurant and ordering a fabulous meal and great bottle of wine. It's going to be as good or better than going to a great concert in the intimate venue with someone you really want to see. As good or better than staying home in your pajamas and watching Netflix and eating fish food out of the cartoon. For us for a theatre experience to be on a par with any of those things, there have to be a number of elements. There has to be a social component. It's a great night out, so great night out includes social component and often includes food and beverage, it includes entertainment and it includes engagement. It includes feeling like you are part of something. The format of the speak easy does all those things. The cocktails are a really essential part of the experience, being with friends, exchanging notes at the end of the night. What did you see? What did you see? Of course being drawn into the play, having your moment to participate and the whole choose your own event and nature of it I think really appeals to that.

[0:34:16] Mike: I know one of the things I love is that we went, we were able to kind of come back in after the show was over and have drinks with the cast and talk to them. It was just an accessible experience all the way through is that something that will continue to happen.

[0:34:29] David: Sure, that's one of the great parts of the whole experience. When you step into the speak easy you step back in time and then when you thrust back into the night you're back in 2016. We raised the veil we part the curtain on the great Oz and invite you back into the world now in 2016 and every night we but the whole cast the first round of drinks so we encourage them to come back into the bar and socialize with the audience and their great interaction that takes place. I've overheard many conversations where an audience member will go up to an actor and say, "I loved your performance, I followed you as long as I could. Whatever happened at the ... did you ever find the girl who you needed to give the letter to? Did you ever find her? What did she say? What was she like?" People get invested in some of these storylines and if they can't follow them out to the very end, they come back in and try to investigate how the narrative came to be.

[0:35:29] Mahbod: David what I hear I wanted to run by you is one reason why this Speak Easy appeals to me so much is about reaching what I see as a between art and tech like we have to deal with this and that genius where the music industry didn't really respect what we were doing just totally transforming the experience of listening to song lyrics. Then you have that all over the place. In the visual arts you'll have painters who are painting a picture of a drone but there's no actual interesting tech component where ... your preliminary reminded me of my friend the most famous artist who's kind of the same thing. He started just by making art and selling it but then he's trying to turn it into an Uber for art. In a sense like what you're going could be described as Uber for theatre and I'm sorry to sound corny. I wanted to run up by you just to see how you feel about if there's a between art and tech. Also I was thinking do you think there will eventually be a software component for the Speak Easy. Like the Speak Easy app that everyone's on while they're at the show. What do you think about that?

[0:36:46] David: It's a really interesting question because one of our challenges is to hide the tech. I talk about stepping back in time into 1923 so cell phones are banned when you can see Speak Easy. Actually when you check in we actually seal ... we heat seal your cell phone in a mailer bag and we hand it back to you. You maintain possession of it but you can't get to it and these bags are very hard to tear apart you're going to need a knife or a scissors. All of the theatre technology including point-of-sales systems for the bar, for the cocktails, including theatrical lighting and sound, we mask and hide all of it because we're trying to really create this illusion that you're back in 1923. We're drawn to tech, if there was ever an app ... a Speak Easy app, it would have to happen maybe out in the world. We have a bunch of tech-based ideas on how to promote the show and market it and sort of extend the experience into the real world. I think when you step to the grandfather clock and you enter the club, you've gone back in time and whatever tech we use has to be invisible. I do think that there's a really powerful relationship between what we're doing and the tech industry and we see it in the people who respond to the project, whether they're audience members who are really, really thrilled by it or our investors. A majority of our series A investors are local tech workers. Engineers and startup founders and marketing people in tech. I think that the reason why, what we express in our show is values of innovation, creativity and risk and we express these values through the performing arts. These are the same values that the tech community is living by everyday in whatever products they're creating. The people who respond to our show are people who love to see innovation, creativity and risk-taking blossom in their communities in every form: in food, in entertainment, in civic planning and public life. That's really one of the ties between us and the tech impulse here.

[0:39:07] Mahbod: I guess part of the appeal is also for people who are surrounded by this stuff. It's just so nice to come and escape which is why I also wanted to ask you, A, has Zuck the Don seen the Speak Easy yet? Also who are like some major tech balers that you can name for us who are fans other than Mike Norman, we all know he's a follower.

[0:39:31] David: I don't think we've seen the big Z come through the door yet but it's going to happen. We have a really good relationship with Air B&B they discovered us. We didn't even know it. We meet a lot of people would come to our club, who come to see the show and say, "How did you find us, where are you from?" We're friendly, we're outgoing, we talk to people. We met one couple who said, "We're from Florida and we never heard about it but it was on our Air B&B itinerary. Yeah, we won a contest, there was a contest we had to write in and say why we really needed a vacation and they weren't going to tell us where we were going and we won the contest and Air B&B sent us to San Francisco and they gave us the whole itinerary of things to do and you were on it." In short order we found that a whole bunch of Air B&B executives had come and see the show, and then we got a call from the CEO's personal assistant who wanted to set up a VIP package for four Air B&B big shots for the next week. That's about all the name dropping I can get to do, but hopefully it's only going to grow.

[0:40:36] Mike: Also Dave one of the things I think it's really cool that you're doing with the new production, are these kind of theme characters that you can buy as upgrades to your entry fee, play an actual role in the production. Can you talk a little bit more about that?

[0:40:48] David: Yeah this is one of the new ideas from the new productions. One of the things that we're billing on from the first edition. It's really important to come dressed appropriately, we're trying to create this illusion, and not everybody does. For the new production we said okay, we're going to be like a stuffy old New York university club where if you show up with the wrong thing we're going to put you in a blazer and a tie and you're just going to have to wear it and we'll charge you five bucks for the pleasure of it so that we can cover the dry cleaning. Then we kept brainstorming and we realized some people are going to actually are afraid to wear a costumes because we have better stuff than they do probably. Then we got the idea ... Nick got the idea because he's a firehouse of ideas, that "What if you order a special costume and it came with a guaranteed scene." You could be Sal's lawyer ... Sal is the owner of the club. You could be Sal's lawyer. We'll kit you out in like a 1920s solicitor's costume and when you show up you're going to get ushered into Sal's office and he's going to ask you "So did you bring you the contracts?" if you don't know what he's talking about he's going to pat the lapel of your suit and the contract has already been given will be preset there and he'll say, "Let me take a look at this. What do you think? Is it a good deal?" You have this whole opportunity to engage. Mike was asking me about the mayor. Back in the 1920s prohibition here was very different than prohibition in say Chicago. In Chicago it became gang wars, Tommy guns and blood in the streets. In San Francisco we didn't have the same kind of violent reaction to prohibition because the cops and the mayor were so corrupt to begin with that they just took over the illegal booze trade and there was no room for the gangs to operate. Mayor Sunny Jim was the mayor at the time and so if you were a real player, if you were the bachelor at the bachelor party or if it's your birthday and a bunch of people are taking you out, you can buy the costume to be the mayor. If you're the mayor you know you're going to drink free all night because everyone is buying drinks for the mayor, everyone is going to be "Oh my God, the mayor is here." You're going to get the VIP booth, it's going to be the top of everything, the top of everything for the mayor. The show is going to have five of these costume characters for men and five for women. The women ... one of the women could be a brothel madam-

[0:43:18] Mike: That's awesome.

[0:43:21] David: Yeah, one of the guys is really the bus boy we treat you like crap all night.

[0:43:27] Mike: That's the high-end ticket.

[0:43:28] David: Yeah.

[0:43:30] Mike: When are you guys opening, I know the year has been kind of through a myriad of challenges because of everything that has to do with opening a new space in San Francisco, but when are you opening and how have the pre-ticket sales gone or has anything really opened up to the wider public yet?

[0:43:44] David: The ticket sales are going great. We put our tickets on sale June 13th so they've been on sale for just a month and we had a tremendous response right away, we did $100,000 for the tickets the first week and ticket sales have continued to be strong. We sold out a whole bunch of the initial performances. The first preview performance is going to be August 26th, we're going to do six weeks of previews and then we have our official opening, our investor opening on October 1st and then we're in our regular run. Right now the only tickets that are available are the preview tickets up to October 1st but in a couple of weeks we're going to put the regular tickets on sale until the end of the year and hopefully you're all going to come and scoop them up.

[0:44:29] Mike: That's a pretty amazing first start. Randy Kirk, big fan of the Speak Easy and he looks like already an investor wants to know kind of how the return schedule is going to work for the security and what they should expect.

[0:44:45] David: We're a little different than a lot of the startups that are using regulation CF crowd funding. In so far as our business model is built to be profitable from the moment we open. A couple of the potential investors have asked me, "What's your burn rate?" We don't have a burn rate, we're going to be cash flow positive from day one if everything goes on plan knock on wood.

[0:45:06] Mike: Or before day one as the case may be already.

[0:45:07] David: Right, because we're pre-selling tickets. Some startups are you kiss your money goodbye for three, four, five, 10 years and then you're looking for a 10X liquidation event of them when they go IPO or something like that, that's not this kind of investment. This is cash flow and ROI all along. We're going to be profitable from day one I believe and the first tranche of profit goes to recover the investor's capital contributions and then after that profits are distributed no less than annually but hopefully every quarter. The founders are on the same profit distribution schedule as the investors so we're all very motivated to distribute profits quarterly. To the extent that there are profits and for as long as the show runs, investors should get a check every quarter.

[0:45:58] Mike: That sounds great. Given that and the way you think about the investment itself, what motivations do you think investors should have like what kind of person do you think is the right person to invest in Speak Easy?

[0:46:10] David: I've spoken with almost everyone who's invested in the show and they all kind of come from a similar point of view. Which is that this isn't their first investment, it may be their first investment in small business but they've invested in mutual funds or in bonds or stocks and they're not very compelled by receiving a PDF statement via e-mail once a month. They're intrigued by the idea of an investment that you can go to, you can talk about, you can take people to, you can enjoy, you can drink. You know the founders, we give you a big hello. I know all of our series A investors I know them by sight, by name. We take good care of them when they come to visit us. Beyond that there's a real consistent desire to bring the kind of things to their community that they value. It kind of goes back to innovation and creativity and risk. Again, they want to live in a city where there's a lot of innovative ... The entertainment experiences available and they believe in putting some of their money into making one of those experiences happen.

[0:47:20] Mike: Amazing. All right Mahbod jump in here what do you think as an investor?

[0:47:28] Mahbod: I think first and foremost it's a remarkable as conceptually as a work of art it sounds amazing and I can't wait to see it. One thing that is cool about Wefunder is the same way that we're pitching Everpedia on the is that it's an investment but it's also a way to just support art the same as Picsart so definitely I'm into the concept. Things that I'd be interested in seeing just more is like scummy investors and things that I think could happen are I'd like to see a work in other cities. Also I think it would be amazing if it works in a weird city like non-English language maybe like not your PM like. If there's a Speak Easy Mumbai guy then I'm sold, that would be amazing. Then although I like the notion of no phones I do think that a Speak Easy app could be amazing because I just think it can be kind of like the Pokemon app. You can just have people in the immersive environment but then they're chasing after stuff or something like that. That's just my feedback, I think it's an amazing concept.

[0:48:45] Mike: Mahbod brings up a good point which is that this investment is just for the San Francisco location, is that correct?

[0:48:50] Mahbod: That is correct.

[0:48:51] Mike: Okay, to expand to other cities it will be a separate entity.

[0:48:55] David: If we're doing Speak Easy Austin for example, it's very capital-intensive so anywhere we go Chicago, London all the different places we're talking about we're going to need to raise another maybe $3 to $5 million to make that show. We made the decision that rather than recapitalize the company and dilute the investors in the San Francisco production, every time we want to expand, we're going to maintain the San Francisco investors without dilution and we're going to form new investment entities to raise capital in other cities. The San Francisco investors certainly will have the opportunity to invest in Speak Easy Mumbai but they won't be required to, we're not making the decision for them.

[0:49:41] Mahbod: In any case I think you're going to make it happen David because it's amazing to meet someone who knows business stuff and also knows art stuff. For some reason these two things are like they're shield off from each other so you really put together the whole package so I'm sure this is going to be a huge success.

[0:49:58] David: Thanks man.

[0:50:00] Mike: Awesome . Thanks so much for being here with us today and thank you to everyone who tuned in. If we did not get to your question or if you have additional questions, you can always ask them at Wefunder on the Speak Easy profile at wefunder.com/thespeakeasy, that's wefunder.com/thespeakeasy. Looking forward to hearing you next week and seeing the progress of the Speak Easy as they close out and open their first show in a month or two.

[0:50:27] David: Thanks Mike it's been a pleasure.

[0:50:29] Mike: Thank you David.

[0:50:29] David: All right.

[0:50:30] Mike: Take care.

[0:50:31]